SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

PDS Gaming Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

69329T 10 5

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69329T 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lona M.B. Finley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 390,177 shares(1)

	6.	Shared Voting Power 11,200 shares

	7.	Sole Dispositive Power 390,177 shares(1)

	8.	Shared Dispositive Power 11,200 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 401,377 shares(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒(3)

11.	Percent of Class Represented by Amount in Row (9) 10.21%

12.	Type of Reporting Person (See Instructions) IN

(1)  Includes 49,000 shares held as custodian for minor children.

(2)  Includes 11,200 shares held as co-trustee for minor child also claimed by spouse as co-trustee.

(3)  Excludes 969,586 shares beneficially owned by spouse with sole voting power for which beneficial interest is disclaimed.

Item 1.
	(a)	Name of Issuer PDS Gaming Corporation
	(b)	Address of Issuer's Principal Executive Offices 6171 McLeod Drive, Las Vegas, Nevada 89120

Item 2.
	(a)	Name of Person Filing Lona M.B. Finley
	(b)	Address of Principal Business Office or, if none, Residence 6171 McLeod Drive, Las Vegas, Nevada 89120
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, $.01 par value
	(e)	CUSIP Number 69329T 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 401,377(4)
(b) Percent of class: 10.21%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 390,177
(ii) Shared power to vote or to direct the vote 11,200
(iii) Sole power to dispose or to direct the disposition of 390,177
(iv) Shared power to dispose or to direct the disposition of 11,200

(4)  Excludes 969,586 shares beneficially owned by spouse with sole voting power for which beneficial interest is disclaimed and includes 11,200 shares held as co-trustee for minor child and 49,000 shares held as custodian for minor children.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2003
Date
/s/ Lona M.B. Finley
Signature
Lona M.B. Finley
Name/Title